SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - February 2, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce positive results from a Feasibility Study (the "Feasibility Study") for the Las Chispas Project ("Las Chispas" or the "Project") in Sonora, Mexico. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report has been prepared by Ausenco Engineering Canada Inc ("Ausenco") with the assistance of several other independent engineering companies and consultants.

Highlights:

All dollar ($) figures are presented in US dollars unless otherwise stated. Base Case metal prices used in this analysis are $1,500 per gold ("Au") ounce ("oz") and $19.00 per silver ("Ag") oz. These prices are based on long-term consensus average prices. A silver equivalent ("AgEq")1 ratio of 86.9:1 (Au:Ag) applies throughout this news release to Mineral Resources and Reserves, production and all-in sustaining cost ("AISC") per oz. Net free cash flow and AISC are non-IFRS measures. Refer to the Non-IFRS measures section of this news release.

  Robust Economics - The Feasibility Study considers a 1,250 tonne-per-day ("tpd") operation, with an initial mine life of 8.5 years. On an after-tax basis, Las Chispas generates a Base Case NPV(5%) of $486.3 million ("M"), IRR of 52%, and a payback period of 1.0 year. Using spot prices on the effective date of the Technical Report ($1,946/oz Au and $27.36/oz Ag) the after-tax NPV(5%) is $802.5 M, IRR is 74% and payback period is 0.7 year.
  High-Grade Updated Mineral Resource and Initial Reserve Estimate - Initial Proven and Probable Reserves (3.35 M tonnes, grading 4.81 gpt Au and 461 gpt Ag, or 879 gpt AgEq) total 94.7 Moz AgEq (Table 3). These estimates place Las Chispas amongst the highest-grade primary silver projects globally2. The mine plan excludes Inferred Resources (1.2 M tonnes grading 745 gpt AgEq totaling 29.7 M oz AgEq), which includes the recently discovered high-grade Babi Vista Vein Splay ("BAVS") (211,400 tonnes grading 2,039 gpt AgEq totaling 13.9 Moz AgEq). Expansion and infill drilling for BAVS is underway and targeted to be included in a revised Mineral Resource and Reserve update in 2022.
  Enhanced Near Term Production Profile - The Feasibility Study outlines average annual production of 12.4 Moz AgEq from 2023 through 2029, with net free cash flow beginning in 2023. Production will benefit from improved metallurgical recoveries for Au and Ag of 97.6% and 94.3%, respectively. This compares to 94.4% for Au and 89.9% for Ag reported in the Preliminary Economic Assessment ("PEA"), titled, "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective date of May 15, 2019, as amended July 19, 2019. Commissioning of the processing plant is targeted for Q2 2022 with ramp-up through H2 2022. It is anticipated that SilverCrest will have accumulated 8 months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd, providing flexibility in the early stages of production.
  Lowest Quartile AISC - Average project-level life of mine ("LOM") AISC of $7.07/oz AgEq, and $6.68/oz AgEq over seven (7) full years of production, positions Las Chispas amongst the lowest quartile AISC globally3.
  Strong Capital Position, Formal Construction Decision - With the completion of the Feasibility Study, SilverCrest's Board of Directors has formally approved construction of the Project. The Company currently has $125 M in cash as of January 31, 2021 and $90 M currently available under its credit facility. Orders for critical long lead items have been placed and all permits required to begin process plant construction are in hand.

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1 AgEq is based on an Au:Ag ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average  metallurgical recoveries of 96% Au and 94% Ag.
2 Based on top 10 producing projects by 2019 silver production with public disclosure on a primary silver basis from S&P Market Intelligence.
3 Based on data from S&P Market Intelligence, comparing to forecasted 2020 AISC for silver producers using the following metal prices: gold: US$1,500/oz, silver: US$19.00/oz, lead: US$0.83/lb and zinc: US$1.03/lb).

  Opportunities to Grow and Optimize - Given that Las Chispas has been advanced through the Feasibility Study stage within only five (5) years of its discovery, numerous opportunities remain for growth and optimization. The most significant opportunities are the potential to expand and convert Mineral Resources, particularly for BAVS, Granaditas, Babi Vista and Babicanora Norte veins, and the El Muerto Zone, all of which are close to the planned underground development. Other notable opportunities include optimization of the LOM grade profile and potential acceleration of the mine ramp-up.

Pierre Beaudoin, COO, remarked, "The Las Chispas Feasibility Study defines a project with robust economics and potential for further improvements during operations. With our EPC Contract and underground development contracts in place, initial construction is already underway and is expected to ramp up through Q1, 2021. Our on-site team has been integral in advancing the study and operating successfully under challenging conditions. The recent achievement of completing more than 9,000 metres of underground mine development while surpassing one million man-hours without a Lost-Time Injury is a testament to our work force diligence to get the job done and continued commitment towards a strong health and safety culture. We thank the team for the outstanding efforts during a challenging year."

N. Eric Fier, CPG, P.Eng and CEO commented: "We are thrilled to have completed a robust Feasibility Study within five years of drilling the first hole at Las Chispas. The Feasibility Study confirms what we have believed for a while, that Las Chispas is economic as a stand-alone operation. It is important to note that the Feasibility Study is just a snapshot in time. We are already working hard to increase our high-grade reserves while simultaneously constructing the mine and process plant. We are excited about the extensive opportunities that remain to grow and optimize Las Chispas. We are greatly appreciative of our employees, partners in the community, contractors and our shareholders, who together have supported us to achieve this important milestone safely, quickly and in a very capital efficient manner.  While there is a lot of hard work ahead of us, we look forward to making the shift to production and cash flow which we expect will finance our continued growth."

Further details on the Feasibility Study are presented below.

Table 1: Feasibility Study Overview

Las Chispas Feasibility Study Summary (Base Case)
Throughput (tpd)	1,250
Mine Life (years)	8.5
Reserves Proven & Probable (kt)	3,351

Average Diluted Au Grade (gpt)	4.81
Average Diluted Ag Grade (gpt)	461
Average Diluted AgEq Grade (gpt)	879

Contained Au koz	518.1
Contained Ag koz	49,679
Contained AgEq koz	94,704

Average Au Metallurgical Recovery	97.6%
Average Ag Metallurgical Recovery	94.3%

Payable Au koz (LOM)	502.8
Payable Ag koz (LOM)	46,559
Total AgEq koz	90,271

Average Annual Production (LOM)
Au koz	56.0
Ag koz	5,181
AgEq koz	10,044

Average Annual Production (2023-2029)
Au koz	69.0
Ag koz	6,360
AgEq(1) koz	12,354

Mining Cost ($/t)	71.40
Process Cost ($/t)	31.69
G&A Cost ($/t)	15.40
Total Operating Cost ($/t)	118.49
Initial Capital Cost ($ M)	137.7
LOM Sustaining Capital Cost ($ M)	123.9
Closure costs ($ M)	3.4

AISC ($/oz AgEq) LOM	$7.07

AISC ($/oz AgEq) 2023-2029	$6.68

Au Price ($/oz)	$1,500
Silver Price ($/oz)	$19.00
Post-Tax IRR	52%
Post-Tax NPV (5%, $ M)	$486.3
Undiscounted LOM net free cash flow ($ M)	$656.4
Payback period (years)	1.0

Figure 1: Post-tax Cash Flow Profile

The Feasibility Study presents a range of metal pricing scenarios on a post-tax basis to evaluate the economics of the Project in both upside and downside commodity price situations (Table 2). As illustrated in the following table, the Project remains robust even at lower commodity prices. Additional sensitivities are presented in the Technical Report. The Project economics are most sensitive to precious metal prices.

Table 2: Sensitivity Analysis

	Downside Case (PEA Prices)	Base Case	Upside Case (Spot Price - Effective Date)
Metal Prices
Gold ($/oz)	$1,269	$1,500	$1,946
Silver ($/oz)	$16.68	$19.00	$27.36
Economics
Post-Tax NPV (5%, $ M)	$370.4	$486.3	$802.5
Post-Tax IRR	42%	52%	74%
Undiscounted LOM Free Cash Flow ($ M)	$510.7	$656.4	$1,054
Payback period in years	1.2	1.0	0.7

Several aspects of the Feasibility Study are similar to the PEA with respect to: processed tonnes per year, mine life, contained ounces, processing costs, G&A costs and closure costs. Using Feasibility Study Base Case metal prices, the AISC, undiscounted LOM net free cash flow and payback period are similar to those in the PEA. The most significant differences are increased mineral resources, increased mineable grades, decreased mineable tonnes, increased recoveries, more payable ounces, higher mining dilution, and higher mining and capital costs. See further discussion below.

Mineral Resource and Reserve Estimates

The Mineral Resource Estimates were prepared by Yungang Wu, P. Geo., and Eugene Puritch, P.Eng., from P&E Mining Consultants Inc. ("P&E") and are provided in Table 3.  Estimates were completed for potential underground mining of in-situ vein deposits at the Las Chispas and Babicanora Areas and for surface extraction of stockpiles from historical and current operations. All drilling, surveying and assay databases were provided by SilverCrest including data up to the cut-off date of October 16, 2020.  Full details for the Mineral Resource Estimate can be found in the Technical Report.

Table 3: Mineral Resource Estimate

Classification		Tonnes	Grade			Contained Metal
		(k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Au (koz)	Ag (koz)	AgEq (koz)
Babicanora Area	M+I	2,214.5	7.35	681	1,319	523.2	48,471	93,939
Las Chispas Area	Indicated	445.1	4.20	548	913	60.1	7,845	13,065
Total Undiluted Veins	M+I	2,659.6	6.82	659	1,251	583.3	56,316	107,004
Historic Stockpiles	Indicated	164.2	1.23	108	215	6.5	572	1,135
Total Veins + Stockpiles	M+I	2,823.8	6.50	627	1,191	589.8	56,888	108,139
Babicanora Area	Inferred	861.6	5.47	409	884	151.6	11,325	24,496
Las Chispas Area	Inferred	378.4	1.80	272	428	21.9	3,308	5,209
Total Undiluted Veins	Inferred	1,240.0	4.35	367	745	173.4	14,634	29,705

Notes:

  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
  The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
  The Mineral Resources in the Report were estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.
  Historical mined areas were removed from the wireframes and block model.
  AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag using information available at the effective date of October 16, 2020.
  Mineral Resources are inclusive of the Mineral Reserves.
  All numbers are rounded.

The initial Mineral Reserve estimate was prepared by Carl Michaud, P.Eng., Underground Mining Engineer of G Mining Services Inc. ("GMS"), dated of January 4, 2021.

Table 4: Mineral Reserve Estimate

Classification		Tonnes	Grade			Contained Metal
		(k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Au (koz)	Ag (Moz)	AgEq (Moz)
Total	Proven	336.5	6.21	552	1,091	67.1	6.0	11.8
	Probable	3,014.7	4.65	451	855	451.0	43.7	82.9
	Proven + Probable	3,351.2	4.81	461	879	518.1	49.7	94.7

Notes:

  The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.
  The Mineral Reserve is estimated with a variable COG which was calculated by vein width and economic and operating parameters.
  A government gold royalty of 0.5% is included in the Mineral Reserve estimates.
  The Mineral Reserve is estimated with a mining recovery of 95%.

  The Mineral Reserve presented includes both internal and external dilution. The external dilution included a mining dilution of 0.5 m width on the hanging wall and footwall for the long hole mining method and a 0.2 m width on the hanging wall and footwall for the cut-and-fill and resue mining methods. Backfill dilution is also included and represents an average of 7% for the long hole mining method and an average of 10% for cut-and-fill and resue mining methods.
  A minimum mining width of 1.5 m was used for the long hole and cut-and-fill mining methods. A minimum mining width of 0.5 m was used for the resue mining method.
  The economic viability of the Mineral Reserve has been demonstrated.
  AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
  Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in the 2019 CIM Mineral Resources & Mineral Reserves Best Practice Guidelines.

Production Profile

Underground mining will be completed using four (4) conventional mining methods (43% long hole, 18% cut-and-fill uppers, 27% cut-and-fill breasting, and 12% resue). Overall, underground mine dilution has been estimated to be 52%, mine recovery to be 95%, with, on average, 23 active working faces. Underground development and mining rates are scheduled to ramp-up at a measured pace through 2022 and 2023, with process plant feed during this period sourced from both underground stopes and surface stockpiles (Figure 2). It is anticipated that SilverCrest will have accumulated approximately 300,000 tonnes of mineralized material on surface when the processing plant is expected to reach nameplate capacity, providing flexibility in the early stages of production. This ramp-up profile lowers the risk of start-up and minimizes sustaining capital investment at the outset of the production. There is potential for these rates to be accelerated with further optimization work.

Figure 2: Material Movement Profile

The Feasibility Study outlines an average production profile of 12.4 Moz AgEq over the seven (7) full years of mine life, with 2022 and 2030 as partial years of production due to ramp-up and ounces produced at the end of the mine life. Average annual production over the full LOM is 10.0 Moz AgEq. Further optimization may increase grade and ounces in the earlier years of the LOM schedule.

Figure 3: Annual Production Profile

Processing and Recovery

Since completing the PEA, additional metallurgical testing and process design were concluded. This work highlighted the need for modifications to the process flowsheet to address the presence of higher clay content and higher-grade mineralized materials. The key changes to the circuit are the inclusion of a SAG mill, flotation and corresponding split leach circuits, and larger thickeners, clarifiers and filters. This work resulted in a more flexible process plant and enhanced LOM metallurgical recoveries. LOM estimated metallurgical recoveries post ramp-up are provided below (see details in Table 5).

Table 5: Metallurgical Recoveries

Metal	Metallurgical Recovery
Gold	97.6%
Silver	94.3%

Initial and Sustaining Capital Cost Estimates

The Feasibility Study estimates initial capital requirements of $137.7 M and sustaining capital of $123.9 M over the life of the mine (see details in Table 6). Excluded from the initial capital estimate is $25.8 M of sunk capital that was spent prior to January 1, 2021, and relates to initial earthworks, Phase 1 of the construction camp, initial EPC milestone payment, and long-lead orders. Also excluded from these estimates are $3.4 M in closure costs at the end of production.

The initial capital has increased from the PEA mainly due to the following: COVID-19 related costs, underground mining infrastructures, process plant modifications to accommodate higher grades and clay content, and the inclusion of a power line to replace diesel-generated power.

Sustaining capital is substantially higher than that in the PEA due to a combination of upward revisions to the amount of underground development required based on longer veins requiring more access and the applicable unit rate. This represents the most significant change from the PEA in terms of capital expenditures.

Table 6: Capital Cost Estimates

Area	Initial Capital ($ M)	Sustaining Capital ($ M)
Mine	27.7	120.9
Process Plant	44.9	1.4
Tailings Management	3.1	0.4
Infrastructure	20.6	1.3
Owners Costs	18.2	-
Contingency	23.3	-
Project Total	137.7	123.9
Closure Costs		3.4

Note: Numbers presented are rounded and columns may not add to the sums.

As announced in the Company's January 4, 2021 news release, one of SilverCrest's Mexican subsidiaries has entered into a fixed price Engineering, Procurement and Construction contract ("EPC Contract") with Ausenco and one of its affiliates for construction of the process plant for a lump sum turnkey price of $76.5 M with work expected to begin at the Project site in February 2021. The $76.5M price includes sunk capital and a proportionate share of Contingency listed in Table 6. The contract was executed with approximately 60% of detailed engineering being completed and procurement of long lead items having started in Q4 2020.

Operating Costs

LOM operating costs for the Project are estimated to average $118.49 per tonne milled. When using the Base Case commodity price assumptions, the average LOM in-situ contained metal value is approximately $515 per tonne milled.  During the start-up period, processing and general and administrative ("G&A") costs per tonne are higher until the process plant throughput ramps up to design capacity. The Feasibility Study is based on contractor underground mining, which has an estimated LOM cost of $71.40 per tonne milled. LOM processing costs are estimated at $31.69 per tonne milled and G&A costs are estimated at $15.40 per tonne milled.

Table 7: Operating Cost Breakdown

Operating Cost
	LOM		2023-2029
	($ M)	($/oz AgEq)	($ M)	($/oz AgEq)
Mining	239.3	2.65	214.2	2.48
Processing	106.2	1.18	96.3	1.12
G&A	51.6	0.57	45.8	0.53
Total Operating Costs	397.1	4.40	356.4	4.13

All-In Sustaining Costs per Ounce of Silver Equivalent

AISC are estimated to be $7.07/oz AgEq produced, based on LOM payable production of 90.3 Moz AgEq. During full years of production, AISC is expected to average $6.68/oz AgEq produced. The break-down of the components of the AISC for the Project are provided in Table 8.

Table 8: AISC Breakdown

AISC (Base Case)
	LOM		2023-2029
	($ M)	($/oz AgEq)	($ M)	($/oz AgEq)
Operating Costs	397.1	4.40	356.4	4.13
Refining Costs	28.8	0.32	27.5	0.32
Government Royalties	88.6	0.98	79.7	0.92
Sustaining Capital	123.9	1.37	113.1	1.31
Total AISC	638.3	7.07	576.6	6.68

Note that the above calculation does not include corporate G&A costs or exploration expenditures for the Project.

Opportunities

Given the speed at which Las Chispas has been advanced through the Feasibility Study stage, numerous opportunities remain for optimization and growth. The most significant opportunities are as follows:

  Expansion of Mineral Resources and Conversion to Mineral Reserves - These areas will be advanced as part of the ongoing exploration program, which will include underground in-vein development. Priorities will be Babi Vista Vein Splay, Babi Vista Vein, Babicanora Norte Vein, El Muerto Zone, and Granaditas 1 and 2 veins.
  Testing New Targets - As of October 16, 2020, 45 veins have been identified, but only 21 have had sufficient drilling to support at least an Inferred Mineral Resource estimate. SilverCrest intends to target Mineral Resource additions from these remaining veins and evaluate the significant potential to identify additional veins through continued surface exploration and drilling programs. Surface exploration and initial drill-testing has identified an additional estimated 30 km of potential vein strike length to explore. The Mineral Resource currently represents approximately 18 km of vein strike length.
  Mine Optimization - Several of the priority exploration opportunities in 2021 are within or close to the proposed footprint of underground development. With successful exploration and potential Mineral Reserve conversion, these opportunities could allow for optimization of LOM, LOM grade and ramp-up profiles.
  Process Plant Capacity - The Feasibility Study assumes a processing throughput of 1,250 tpd based on the highest clay samples encountered during metallurgical testing.  If it is determined during operation that the clay content is lower than assumed, daily throughput could be increased. There is also an opportunity to complete a low capital cost expansion of the plant to 1,750 tpd, if reserve tonnage and mining rates allow. This would include the addition of a ball mill, pebble crusher and additional flotation capacity, with the CCD circuit already sized for additional capacity. The 2021 budget will include engineering work to support a capital cost estimate for the expansion.

The suggested budget in the Feasibility Study for work related to these opportunities is $39.2 M.

The Company intends to carry out an exploration and mine optimization program in 2021 to address these opportunities which will contribute to an updated Mineral Resource and Reserve Estimate currently planned for 2022.

Risks

De-risking of Las Chispas has been a top priority for the Company including significant work to finish the Feasibility Study, completing over 9,000 m of underground development including in-vein drifting, accumulating significant surface stockpiles of mineralized material, reaching 60% of detailed engineering, and installing an isolated construction camp to limit the risk of COVID-19 during construction. Remaining risks include:

  COVID-19 - The Company has made a substantial investment to address COVID-19 risks. This includes the installation and operation of an isolated camp, quarantining and testing prior to site access, random testing, and the implementation of strict protocols. In addition, the company has established a COVID-19 taskforce mandated to monitor results and adapt protocols. Despite these efforts, an outbreak at site remains possible and could disrupt construction.
  Mineral Resource Estimates - Las Chispas is a high-grade precious metal deposit and inherently has a nugget effect which could cause overestimation of high-grade mineralization when completing Mineral Resource estimation. Hard boundary wireframes were used in estimation which helps restrict potential overestimation of grades; however, wireframes may be biased with respect to the representative volume, and subsequent estimated tonnage and metal content.
  Mineral Reserve Estimates and Mine Plan - The main risks that can affect the Mineral Reserves are the decrease in mining recovery and the increase in mining dilution due to the narrow veins that make up the deposit. To mitigate this risk, the mine design includes four mining methods and the ramp-up will take advantage of the stockpile levels and be gradually increased to design level.
  Metallurgical Test work and Recovery Plan - There is a risk that high volumes of clay content materials may cause reduced capacity through the tailings filters and greater moisture in the dry-stack tailings facility. Planned mitigations include a duty-standby design of the filters in the plant, and potential reconfiguration of the dry stacking areas in the Filtered Tailings Storage Facility (FTSF). Further characterization and management of clay before production is also being planned as it also represents both a mitigation measure and an opportunity.

About the Feasibility Study

Ausenco managed the Feasibility Study with several other engineering companies and consultants contributing to sections of the study. The following QPs contributed to the study:

  Ausenco - Mineral processing, recovery methods, infrastructure, environmental, consolidated cost estimates and economic analysis
    Robin Kalanchey, P. Eng.
    Scott Weston, P. Geo.
  P&E - Geology and Mineral Resources
    William Stone, P.Geo.
    Eugene Puritch, P.Eng.
    David Burga, P. Geo.
    Jarita Barry, P.Geo.
    Yungang Wu, P.Geo.
    Andrew J. Turner, P. Geol.
  G-Mining Services - Mineral Reserves, mining, mine capital and operating costs
    Carl Michaud, ING., P. Eng.
  Wood Environment & Infrastructure Solutions, Inc. - Tailings
    Humberto Preciado, PhD, P.E.
  Hydro-Ressources Inc. - Hydrology and Hydrogeology
    Michael Verreault, P.Eng.
  Rockland Ltd. - Geotechnical
    Khosrow Aref, P. Eng.

This news release has been reviewed and approved by N. Eric Fier, CPG, P.Eng, CEO of SilverCrest and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical information in this news release has also been reviewed and approved by the following independent Qualified Persons:

  Robin Kalanchey, P. Eng.
  Eugene Puritch, P.Eng.
  Carl Michaud, ING., MBA

SilverCrest will be hosting a conference call on February 3, 2021 at 5:30 am PST/8:30 am EST to discuss the results of the Feasibility Study. An accompanying presentation will be uploaded to the Company's website (www.silvercrestmetals.com/investors/presentation_factsheet/). Access details for the call as follows:

  North American Toll-Free dial-in: 1-888-664-6392
  Webcast Access: https://produceredition.webcasts.com/starthere.jsp?ei=1424977&tp_key=8fd6c92776
  Encore North American Toll-Free Replay: 1-888-390-0541 Code: 511265#

About Silvercrest Metals Inc.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the economics and project parameters presented in the Feasibility Study, including IRR, AISC, NPV, and other costs and economic information; mineral resource and mineral reserve estimates contained in the Technical Report; possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; the strategic plans, timing and expectations for the Company's exploration, development and construction activities at the Las Chispas Project. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration and development activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law

CAUTIONARY NOTE TO US INVESTORS

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC applicable to domestic United States reporting companies.  Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic US reporting companies subject to the reporting and disclosure requirements of the SEC.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Cash Costs per Ounce of AgEq - The Company defines AISC once in production as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. For the purpose of the Feasibility Study, AISC does not include corporate G&A and exploration expenditures for the Project. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1